P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

April 23, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Series Trust (the “Registrant”)
(File Nos. 033-00507; 811-04419)
Registration Statement on Form N-14 (File Nos. 333-194709)

Ladies and Gentlemen:

Attached for filing via EDGAR is Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 (the “Post-Effective Amendment”), on behalf of the above-referenced Registrant. The Registrant previously filed a registration statement on Form N-14 on March 20, 2014 (SEC Accession No. 0001193125-14-108242) (the “Registration Statement”).

The Pre-Effective Amendment is being filed by the Registrant for the purpose of amending the Registration Statement to respond to certain comments made by the Staff of the Commission via telephone on April 15, 2014, among other things. The Pre-Effective Amendment has been marked to show changes from the Registration Statement filed on March 20, 2014.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective April 22, 2014 pursuant to Rule 488.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1825.

Very truly yours,

/s/ T. Gregory Reymann, II

T. Gregory Reymann, II

Vice President and Assistant General Counsel

Transamerica Asset Management, Inc.